May 14, 1997        $4,000,000
5 Year, 12.5%, Non-Recourse Note
T Bar W Ranch Investments, Inc. (the "Payor"), for value received, hereby promises to pay to Scriptel Holding, Inc., a Delaware corporation, (the "Payee"), the sum of $4,000,000 on May 14, 2002 (the "Maturity Date") and to pay interest on the principal amount from time to time remaining unpaid hereon, from the date hereof, at the rate of 12.5% per annum, payable at the Maturity Date. The principal hereof and the interest hereon shall be payable at the principal office of the Payee at 4153 Arlingate Plaza, Columbus, Ohio 43228, or at such place as Payee may designate.

1. No Recourse - No recourse shall be had for payment of any part of the principal or interest of this Note against the Payor, all such liability being, by the acceptance hereof, expressly released, and it being expressly understood that this Note is payable only out of the proceeds of the sale of 5 year, convertible 12.5% Notes numbered 1-16 in amounts of $250,000 each of the Payee owned by the Payor.

2. Pre-Payment - The Payor may pre-pay the principal amount of this Note, in whole or it part, at any time and from time to time, prior to the Maturity Date without penalty. All pre-payments shall be applied against the outstanding principal amount of the Note.

3. Title - This Note is issued subject to the condition, and every holder of this Note by accepting the same agrees with every subsequent holder of this Note and with the Payee, that title to this Note and all rights hereunder shall be transferable only in accordance with the terms hereof, and by delivery of this Note, duly endorsed, and that the Payee and all persons dealing with this Note may treat the registered owner hereof or, when presented duly endorsed in blank to a specified person, the bearer of this Note, or such persons respectively, as the absolute owner hereof for all purposes, any notice to the contrary notwithstanding. The Payor may transfer this Note, subject to the terms and conditions hereof, by delivering the Note to the Payee, duly endorsed, with instructions to re-issue the Note as one or more notes (the one or more notes to have a total face amount equal to the Note) to those person(s) designated by the Payor. This Note may not be transferred by the Payee.

4. Loss, Theft, Destruction, or Mutilation - Upon receipt by the Payee of evidence satisfactory to it (in the exercise of its reasonable discretion) of the ownership of and the loss, theft, destruction, or mutilation of this Note and (in the case of loss, theft, or destruction) of indemnity satisfactory to it (in the exercise of its reasonable discretion), and (in the case of mutilation) upon surrender and cancellation thereof, the Payee will execute and deliver, in lieu thereof, a new Note for like tenor.

5. Taxes - The Payee will pay all taxes, if any, in respect of the issue of this Note.

6. Governing Law - This Note shall be enforced, governed and construed in all respects in accordance with the laws of the State of Texas.

7. Notices - All notices, approvals and other communications authorized or required to be given between the parties hereto shall be validly given or made in writing and hand-delivered, sent by United States mail or by telegram, postage or other charges prepaid, and addressed to the party to whom the notice is given at the address set forth below, or such other address as may be specified in writing to the other party hereto, and shall be deemed to have been received when sent if sent in accordance with the provisions hereof:

If to the Payee:
Scriptel Holding, Inc.
4153 Arlingate Plaza
Columbus, Ohio  43228
Attn: Bernard H. Eckstein, Chairman

If to the Payor:
T Bar W Ranch Investments, Inc.
16885 Dallas Parkway, 3rd Fl.
Dallas, Texas  75248

IN WITNESS WHEREOF, the Payor has signed and sealed this Note on May 14, 1997.

/s/ T BAR W RANCH INVESTMENTS, INC. by John H. Wampler